Exhibit 99.1

Organigram Acquires Soft Chew Manufacturer: Edibles & Infusions Corporation, a Cannabis Processor Backed by Decades of Confectionary Experience

  Positions Organigram to generate significant incremental near-term revenue growth from soft chews, the largest edible category
  Provides manufacturing diversification and enhanced R&D capabilities
  Strengthens CPG expertise with leadership from a successful confectionary company operating for ~100 years

MONCTON, New Brunswick--(BUSINESS WIRE)--April 6, 2021--Organigram Holdings Inc. (“OGI”, TSX: OGI and NASDAQ: OGI), the parent company of Organigram Inc. (together with OGI, “Organigram” or the “Company”), a leading producer of cannabis, is pleased to announce it has acquired all of the issued and outstanding shares of The Edibles & Infusions Corporation (“EIC”) (the “EIC Acquisition”) for consideration of $22.0 million, plus up to an additional $13.0 million in shares (the “Milestone Consideration”) payable upon the EIC business achieving certain earnout milestones (the “Milestones”). The EIC Acquisition further broadens Organigram’s continuum of product offerings and provides an operational footprint in Western Canada.

EIC was co-founded by AgraFlora Organics International Inc. (CSE: AGRA) and James Fletcher, who is the Chief Executive Officer of Cavalier Candies (“Cavalier”) – one of Canada’s oldest confectionery companies. EIC constructed a purpose-built, highly-automated, 51,000-square-foot manufacturing facility located in Winnipeg, Manitoba. The facility employs state-of-the-art equipment designed to produce highly customizable, precise, and scalable cannabis-infused products, including edibles. EIC currently holds a Research License and a Standard Processing License issued under the Cannabis Act and regulations; it is in the process in of completing its application to add the activity of sale of Cannabis 2.0 products to its Standard Processing License. Until EIC receives its Sales License, it is capable of manufacturing products in bulk for further processing, review and sale by Organigram or third-party licensed producers, for which it may provide white-label services.

The Company currently expects first sales of EIC manufactured soft chews in Q4 Fiscal 2021 subject to the timing of receipt and commissioning of certain ancillary equipment, completion of quality assurance documentation and hiring of requisite staff.

“EIC is an important acquisition to ensure Organigram is consistently at the forefront of cannabis product development. The integration of EIC will continue to provide our consumers access to innovative cannabis products while leveraging Organigram’s national sales and distribution network,” said Greg Engel, Chief Executive Officer of Organigram. “Edible products remain an important product category to Organigram and EIC represents an ideal partner with which to expand our market presence in this category as well as other derivative cannabis categories. EIC’s commitment to research and development, continuous innovation, and its confectionery market leadership strategically aligns with Organigram’s domestic and international strategy. We value James Fletcher’s tremendous knowledge of confectionary manufacturing and proven track record of fulfilling the product needs of some of the world’s largest retailers at Cavalier Candies.”

“Organigram and EIC have enjoyed a collaborative partnership in working towards the closing of this transaction. Working with Organigram, we believe EIC can realize its full potential. Combining our complementary management expertise and business strengths will result in an integrated entity that is poised for further growth in Canada as well as globally in an expanding market for cannabinoid-infused products,” commented James Fletcher, President of EIC. “Our facility at EIC was designed to handle both smaller-batch artisanal manufacturing but, more importantly, large-scale nutraceutical-grade high-efficiency manufacturing with a view to gaining EU GMP certification as well. Indeed, the facility design and all of the equipment specifications were completed with that in mind.”

Strategic Rationale

“This acquisition, on the heels of the recently completed BAT transaction, provides strong strategic synergies for Organigram’s vision of developing innovative and novel products to serve the Canadian market and beyond,” said Paolo De Luca, Organigram’s Chief Strategic Officer. “Diversifying our manufacturing and R&D base gives us increased ability to fast-track our near-term commercial plans as well as expand our R&D efforts in addition to those already destined for the Centre of Excellence in connection with BAT.”

Some key highlights supporting the strategic rationale include:

Edibles category continues to grow. The edibles category currently represents approximately 4.4% of the Canadian recreational cannabis market of which soft chews (and related formats) collectively are approximately 75%. This is a rapidly growing segment of the overall Canadian market and the Company expects the Canadian market to gradually grow towards the 12%-15% and 85% edible and soft chew (and related formats) category share seen in the U.S. as new product offerings are introduced, and as regulatory changes unfold.

Unparalleled expertise in CPG confectionery production and distribution. Through the EIC Acquisition, Organigram adds the leadership of a company with approximately 100 years of active operations in confectionery production to Organigram’s expertise-driven team. The EIC management team also has experience in supplying confectionery products to over 20,000 locations throughout North America. EIC’s experience producing and distributing on this scale is unmatched in the industry and ensures product fulfillment capabilities as cannabis markets mature.

Premium purpose-built facility provides R&D capabilities for future product development. EIC’s facility is equipped with over 30,000 square feet of dedicated production space as well as a research and development laboratory. The facility’s custom developed depositor line allows cannabis-infused edible products to be produced from raw materials and cannabis inputs with little human intervention. The facility will be able to utilize state-of-the-art equipment designed to precisely, and consistently, dose a range of formats with cannabinoids, ensuring regulatory compliance and consumer confidence within a scalable and automated environment. The R&D laboratory, coupled with EIC’s Research License, will allow Organigram to position itself at the forefront of the Cannabis 2.0 product categories, continuously innovating new products and formulations.

Accelerates and strengthens Organigram’s presence in cannabis 2.0 product categories and provides manufacturing and R&D diversification. EIC’s confectionary focus complements Organigram’s industry-leading cannabis infused chocolate production capabilities and allows Organigram to manufacture future confectionary product lines and undertake additional R&D at a facility dedicated for this purpose. EIC has the capability to produce a wide range of cannabis-infused products in various formats and dosages including pectin, gelatin, and sugar-free soft chews (gummies), toffee and caramel with novel capabilities such as infusions, striping and possibility of using fruit purees.

Key Transaction Terms

The purchase price payable on closing of $22.0 million was satisfied in full by the issuance of 5,045,873 shares (the “Common Shares”) based on the closing price of Organigram of $4.36 per share on April 5, 2021. Upon satisfaction of the Milestones, Organigram will issue up to an aggregate of $13.0 million of Common Shares, for which the number of Common Shares will be determined upon achievement of the Milestone. The Milestones include:

  $3.5 million to be paid in shares on first listing prior to December 31, 2021 in either the Ontario or Alberta recreational market of EIC or Organigram branded product (which was manufactured at the EIC facility);
  $7.0 million to be paid in shares on the generation of $15 million in net revenue during the 12 months ended December 31, 2022; and
  $2.5 million to be paid in shares on the generation of $7 million in Adjusted EBITDA for the 12 months ended December 31, 2022.

Milestone payments paid in Common Shares shall be priced at the closing price on the five-day VWAP for the shares on the TSX as of the day prior to settlement.

The transaction is structured as an acquisition of EIC’s shareholders, Quality Confections Canada Inc. and SUHM Investments Inc. The EIC Acquisition has received approval from the Toronto Stock Exchange. The vendors are arm’s length parties to Organigram. The EIC Acquisition has been approved by Organigram’s Board of Directors.

Advisors

Hyperion Capital Inc. acted as exclusive financial advisor and Goodmans LLP acted as legal advisor to Organigram.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select and TSX listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company’s global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, SHRED, Indi, Bag o’ Buds and Trailblazer. Organigram’s facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Forward-Looking Information

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include factors and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). In addition, there can be no assurance that the acquisition will enhance Organigram’s ability to enter markets including international markets, result in the development of successful or innovative new products or formulations, that the Milestones will be achieved or that the acquisition will otherwise achieve the anticipated benefits. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. The descriptions of the terms of the agreements referenced in this release are qualified by the terms of the agreements themselves, copies of which shall be filed under Organigram’s profile on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov).

Contacts

For Investor Relations enquiries, please contact:
Amy Schwalm
Vice President, Investor Relations
amy.schwalm@organigram.ca
(416) 704-9057

For Media enquiries, please contact:
Marlo Taylor
mtaylor@gagecommunications.ca